Annual Report

Cover Page

Name of issuer:

Joule Case Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/23/2018

Physical address of issuer:

121 E 38th St
Suite 101
Boise ID 83714

Website of issuer:

https://joulecase.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

22

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,652,375.00	$858,901.00
Cash & Cash Equivalents:	$231,245.00	$171,988.00
Accounts Receivable:	$35,405.00	$0.00
Short-term Debt:	$10,299,679.00	$4,558,068.00
Long-term Debt:	$86,000.00	$97,944.00
Revenues/Sales:	$2,361,028.00	$1,112,257.00
Cost of Goods Sold:	$1,215,747.00	$643,235.00
Taxes Paid:	$0.00	$0.00
Net Income:	($6,415,396.00)	($3,024,941.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Joule Case Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late filing

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
James Wagoner	CEO	Joule Case	2015
Alex Livingston	President	Joule Case	2015
Jeff Selikoff	Board Director	Alta Ridge	2019
Ephraim Lindenbaum	Managing Director	Advanced Ventures	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
James Wagoner	CEO	2015
Pete Anewalt	COO	2019
David Demuro	CTO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
James Wagoner	4005083.0 Common	25.3
Alex Livingston	6693500.0 Common	42.28

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Joule Case has limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the company and is believed to be reasonable.

Joule Case, like any internet-based business, is vulnerable to hackers and cyber-attacks. We rely on a third-party technology provider to provide some of our back-up technologies. The company is taking customary measures to defend against such attacks.

Our revenues and profits are subject to fluctuations based on market conditions. It is impossible to accurately forecast our revenues and operating results. The financial forecast provided in this offering represent our good faith efforts in estimating this information.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The Company has entered into a Secured Credit Facility Agreement and Security Agreement with Evan S. Turner, in which the Company has outstanding borrowed indebtedness of approximately $250,000 in the aggregate. Such loan is secured by the Company's assets and is for the purposes of inventory financing.

The Company has entered into a Loan and Security Agreement with Alta Ridge Investments LLC, in which the Company has outstanding borrowed indebtedness of $800,000 to help fund the growth of the Company (the "POoC Loan"). The POoC Loan accrues interest that is payable in the form of a percentage of the ownership of the Company and shares of Series A-1 Preferred Stock/a to-be determined class of capital stock of the Company shall be issued to fulfill such obligation.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
A3 Preferred	3500000	2452046	No
A1 Preferred	4000000	414332	No
Common Stock	45,000,000	12078820	Yes
A2 Preferred	1500000	708679	No
A4 Preferred	5000000	178109	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	5,690,061

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Seed River Loan
Issue date	12/31/18
Amount	$97,541.00
Outstanding principal plus interest	$86,000.54 as of 10/14/22
Interest rate	0.0% per annum
Current with payments	Yes

Revenue based loan paying 6% top line revenue till $100,000 is paid back. There is no maturity date.

Loan

Lender	Jeffrey Selikoff
Issue date	05/25/23
Amount	$500,000.00
Outstanding principal plus interest	$500,000.00 as of 12/30/23
Interest rate	0.0% per annum
Maturity date	05/31/24
Current with payments	Yes

The Company has entered into a Secured Credit Facility Agreement and Security Agreement with Jeffrey and Michael Selikoff, in which the Company has outstanding borrowed indebtedness of approximately $500,000 in the aggregate. Such loan is secured by the Company's assets and is for the purposes of inventory financing. This loan does not have a maturity date.

Convertible Note

Issue date	03/14/23
Amount	$1,000,000.00
Interest rate	5.5% per annum
Discount rate	20.0%
Valuation cap	$40,000,000.00
Maturity date	03/15/25

Convertible Note from Quail Hollow II LLC

Convertible Note

Issue date	07/02/23
Amount	$500,000.00
Interest rate	5.5% per annum
Discount rate	20.0%
Valuation cap	$40,000,000.00
Maturity date	03/25/25

Quail Hollow II Convertible Note

Convertible Note

Issue date	08/13/23
Amount	$300,000.00
Interest rate	5.5% per annum
Discount rate	20.0%
Valuation cap	$40,000,000.00
Maturity date	03/15/25

John Goede Convertible Note

Convertible Note

Issue date	08/29/23
Amount	$100,000.00
Interest rate	5.5% per annum
Discount rate	20.0%
Valuation cap	$40,000,000.00
Maturity date	03/15/25

Quail Hollow II LLC Convertible Note

Convertible Note

Issue date	09/13/23
Amount	$25,000.00
Interest rate	5.5% per annum
Discount rate	20.0%
Valuation cap	$40,000,000.00
Maturity date	03/15/25

Jemsens Holdings LLC

Convertible Note

Issue date	10/01/23
Amount	$600,000.00
Interest rate	5.5% per annum
Discount rate	20.0%
Valuation cap	$40,000,000.00
Maturity date	03/15/25

Venturevista LLC Convertible Note

Convertible Note

Issue date	12/21/23
Amount	$20,000.00
Interest rate	5.5% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	03/15/25

Tori Carlile Convertible Note

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2019	Regulation D, Rule 506(b)	Convertible Note	$756,131	General operations
11/2020	Regulation D, Rule 506(b)	Convertible Note	$394,281	General operations
10/2021	Regulation D, Rule 506(b)	Common stock	$771,993	General operations
4/2022	Regulation Crowdfunding	Common stock	$1,247,000	General operations
4/2022	Regulation Crowdfunding	Priced Round	$997,379	General operations
2/2023	Regulation Crowdfunding	Priced Round	$1,190,672	General operations
3/2023	Section 4(a)(2)	Convertible Note	$1,000,000	General operations
7/2023	Section 4(a)(2)	Convertible Note	$500,000	General operations
8/2023	Section 4(a)(2)	Convertible Note	$300,000	General operations
8/2023	Section 4(a)(2)	Convertible Note	$100,000	General operations
9/2023	Section 4(a)(2)	Convertible Note	$25,000	General operations
10/2023	Section 4(a)(2)	Convertible Note	$600,000	General operations
12/2023	Section 4(a)(2)	Convertible Note	$20,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Alex Livingston
Amount Invested	$20,638.92
Transaction type	Priced round
Issue date	09/06/22
Relationship	President

On 9.6.22 Joule Case paid Alex Livingston back for expenses previously paid for by Alex on behalf of Joule Case. This was paid back via his equity portion.

The CEO has provided an advance to the Company for $4,852. As of Dec 31, 2020 and 2019, amounts due to the CEO were $4,852 and $4,852 respectively. Advances are non-interest bearing, unsecured and due on demand.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Advanced Clean Energy Platform That's Revolutionizing an Antiquated

Advanced Clean Energy Platform That's Revolutionizing an Antiquated $120B Market

Access to clean, portable, reliable power is a life saving and world changing solution. We urgently need to make power simpler and cleaner.

We design and manufacture battery systems that stack like Lego blocks to ideally size for any and all power applications. We sell to homeowners, food trucks, and music festivals that need reliable clean power. Our systems can be charged from solar or from the grid and last for days.

Joule Case's 5-year vision is to offset 1B pounds of CO2 emissions by providing power solutions for multiple channels and markets. Joule Case will become a household name for reliable, renewable power for all applications.

Milestones

Joule Case Inc was incorporated in the State of Delaware in January 2018.

Since then, we have:

- ⚡Patented, portable award-winning energy storage tech

- 👼Over $3M raised from angel investors to date

- 👥 Team includes 7 successful exits & 20 patents

- 📈 Massive $130B energy storage market is growing at 25% CAGR

- 💰 Over $1.8M in sales since founding (500% YoY growth)

- 💸 $100M LOI signed with Insomniac Events, organizer of EDC & many of the world's largest festivals

- 💰 LIVE Nation, PG&E, CORT, & PGA are among names in the pipeline

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $2,361,028 compared to the year ended December 31, 2022, when the Company had revenues of $1,112,257. Our gross margin was 48.51% in fiscal year 2023, compared to 42.17% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $2,652,375, including $231,245 in cash. As of December 31, 2022, the Company had $858,901 in total assets, including $171,988 in cash.

- *Net Loss.* The Company has had net losses of $6,415,396 and net losses of $3,024,941 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $10,385,679 for the fiscal year ended December 31, 2023 and $4,656,012 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $597,541 in debt, $2,018,993 in equity, and $3,695,412 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Joule Case Inc cash in hand is $308,522, as of February 2024. Over the last three months, revenues have averaged $402,000/month, cost of goods sold has averaged $245,000/month, and operational expenses have averaged $356,000/month, for an average burn rate of $199,000 per month. Our intent is to be profitable in 7 months.

Increase in sales and manufacturing scale. We plan to have significant sales in our Enterprise division going forward and will adjust accordingly.

We expect our revenue north of $3.5M in the next 3-6 months. For cash flow, we expect to be close to break even. Our gross expenses will be roughly $4M. This will stem from large orders from strategic customers and additional scaling of manufacturing.

We are not profitable yet. We project that we need approximately $7.5M in funding to break even in Q2 2025.

Other forms of funds to cover short-term burn include inventory financing, long term debt financing, convertible note financing, government grants, and customer cash up front financing.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, James Wagoner, certify that:

(1) the financial statements of Joule Case Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Joule Case Inc included in this Form reflects accurately the information reported on the tax return for Joule Case Inc filed for the most recently completed fiscal year.

James Wagoner
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5)

calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://joulecase.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Alex Livingston
David Demuro
Ephraim Lindenbaum
James Wagoner
Jeff Selikoff
Pete Anewalt

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Joule Case Contract

SPV Subscription Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Joule Case Inc

By

James Wagoner

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

James Wagoner

CEO
3/21/2024

Peter Anewalt

COO
3/28/2024

Alex Livingston

President, Chief Innovation Officer
3/28/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.